

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3030</u>

July 8, 2009

Mr. Balwinder Samra
President and Chief Executive Officer
Balqon Corporation
1420 240th Street
Harbor City, California 90710

Re: Balqon Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed June 25, 2009
File No. 333-156446

Dear Mr. Samra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our Company, page 2</u>

1. We note your response to prior comment 1. Please disclose the reasons for the delay in your plan to now deliver the Nautilus E20 and E30 tractors to the City of Los Angeles during 2009 as compared to your prior plan to deliver the tractors by June 30, 2009. Also, please discuss any impact the current fiscal crisis in California may have on your operations.

Agreement and Plan of Merger, page 3

2.   Please expand the sixth paragraph of this section to disclose the amount of consideration that Balqon California paid in September 2008 to acquire the assets of Electro Motor Sports, LLC. Also tell us whether Mr. Gruenwald was issued common stock. We note he currently holds 250,000 shares.

We have material weaknesses in our internal control over financial reporting, page 9

3.   Please expand this section to identify the two material weaknesses in your internal control over financial reporting. Also, expand the filing to include a section that discloses your remediation efforts with regard to the material weaknesses.

Selected Historical Financial Data, page 22

4.   Please tell us why you have not provided five years of selected financial data, in accordance with Item 301 of Regulation S-X. Please note that if you choose to adopt the larger company disclosure requirements in Regulation S-K, you are required to comply with the full requirements. Refer to Section 3 (C) of SEC Release No. 33-8876: Smaller Reporting Company Regulatory Relief and Simplification.

Management's Discussion and Analysis, page 23

5.   We note the various factors mentioned in your response to prior comment 4 regarding the basis for Mr. Samra's statement in February concerning royalty payments of over $1 million over the next three years, including that it was based on the sale of "over 500 trucks during the next three years to customers other than the AQMD or the City of Los Angeles." Please update the disclosure here to address the registrant's current expectations regarding sales to customers other than these two parties, particularly if the prior statement is no longer accurate.

Company History, page 35

6.   Please expand the last paragraph of this section to discuss the material terms of the Autocar agreement. For example, we note the minimum annual orders mentioned in section 1.5 of exhibit 10.25. Also tell us, with a view to disclosure, the status of the "separate agreement" that the parties intend to enter into mentioned on the first page of exhibit 10.25.

Sales and Marketing, page 47

7.   We note your response to prior comment 5 and your disclosure on page 47 about establishing a worldwide network and qualified dealers in Canada and South

Korea. We also note the disclosure on page 29 that you anticipate revenues will be comprised of various factors, including revenues from the City of Los Angeles but do not disclose anticipated sales to international customers. Please expand to disclose the percentage of your revenues from international customers for the two fiscal quarters ended June 30, 2009. Also tell us, with a view to disclosure, the present status of your discussions with the Port of Vancouver and negotiations with the manufacturer in Europe mentioned in your response.

Competition, page 48

8. We note a May 19, 2009 article entitled "Vision Industries Tyrano Plug-in Fuel Cell Big Red Truck" in Hydrogen Cars Now regarding a hydrogen powered vehicle with zero emissions and a range of over 340 miles to be used at the Port of Los Angeles. Please disclose the extent to which this product may impact your future sales to the City of Los Angeles or, if you believe it will not affect your product sales, expand to discuss.

Balqon California's Transactions Prior to the Consummation of the Merger, page 78

9. Please expand the sixth paragraph of this section to quantify the value of the services rendered when you issued the shares of common stock and warrants in June 2008. Also, please clarify whether the services to be rendered as of June 2008 have since been rendered.

10. We note your response to prior comment 9. Please disclose your May 21, 2009 amended warrant and stock purchase agreement with Marlin Financial Group to terminate a provision which restricted Marlin's ability to dispose of your securities. Also, disclose the second sentence of your response to prior comment 9 as to why you agreed to terminate the provision.

11. Please expand the tenth paragraph of this section to disclose whether you repaid the principal and interest due and payable on June 15, 2009.

Financial Statements for the three months ended March 31, 2009

Note 1. Nature of Business and Significant Accounting Policies, page F-7

Goodwill and Intangible Assets, page F-9

12. We see the discussion of your accounting policy for determining impairment of goodwill and indefinite lived intangible assets. Please revise to also include a discussion of your policy for determining impairment of intangible assets subject to amortization under SFAS 142, SFAS 144, and FASB ASC 350-30-35-14.

Financial Statements for the years ended December 31, 2008 and 2007

Note 5. Business Acquisition, page F-38

13.   We reference the disclosure that you identified intellectual property assets, including patents, trademarks, copyrights, trade secrets, etc. in the acquisition of EMS and that you are amortizing the combined amount over 3 years. Please tell us whether you allocated the purchase price to the individual intangible assets described. If so, please revise to disclose the amounts allocated to each individual intangible asset. Otherwise, please tell us the accounting basis in U.S. GAAP for recording a combined "intellectual property asset" with a combined useful life of 3 years. Refer to paragraph 39 of SFAS 141.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

                                                        Sincerely,

                                                        Peggy Fisher
                                                        Assistant Director

cc (via fax): Larry A. Cerutti, Esq.